June 7, 2016

Via EDGAR

United States Securities and Exchange Commission

100 First Street, N.E.

Washington, D.C. 20549

Mail Stop 4720

Attn:	Suzanne Hayes
Office of Healthcare and Insurance

Re:	Array BioPharma Inc.
Annual Report on Form 10-K for the Period Ended June 30, 2015
Filed August 21, 2015
Quarterly Report on Form 10-Q for the Period Ended December 31, 2015
Filed February 5, 2016
File Number 001-16633

Ladies and Gentlemen:

We are responding to comments of the staff of the Securities and Exchange Commission (the “Staff”) communicated to Array BioPharma Inc. (the “Company”) during a telephone call with the Staff held on June 6, 2016 and in a letter addressed to Mr. John R. Moore, General Counsel of the Company, on May 27, 2016 regarding the above-captioned Annual Report on Form 10-K (the “Form 10-K”) and the above-captioned Quarterly Report on Form 10-Q (the “Form 10-Q”).

The Company’s responses to the Staff’s comments are set forth below.  For ease of reference, we also have reproduced the comment from the Staff’s May 27 letter prior to the Company’s response to that comment.  Unless otherwise indicated, all references to page numbers in the responses below refer to page numbers in the Form 10-K or the Form 10-Q, as applicable.

Once the Staff has reviewed the responses set forth below, we would welcome the opportunity to discuss any additional questions the Staff may have.

Form 10-Q for Fiscal Quarter Ended December 31, 2015

Notes to the Unaudited Condensed Financial Statements

Note 3 — Collaboration and Other Agreements

Binimetinib and Encorafenib Agreements, page 14

1.                                      Please revise the disclosure you proposed in your response to include the following information:

•                  The number of indications to which the milestones are subject;

•                  The number of potential milestones for each of the regulatory and commercial milestones;

•                  The description of “regulatory related milestones.”

In addition, please confirm that you will provide a similar level of disclosure for other collaborative agreements with material milestone obligations, including the AKP agreement.

The Company confirms that it will disclose in the notes to the financial statements in future filings the substantive milestone payments under the PF Agreement, as well as under the AKP Agreement and the Collaboration and License Agreement with AstraZeneca as follows:

PF Agreement

In addition to the $[    ] upfront payment, the PF Agreement contains substantive potential milestone payments of up to $[    ] for achievement of three regulatory milestones relating to EC marketing approvals for three specified indications and of up to $[    ] for achievement of seven commercialization milestones if certain net sales amounts are achieved for any licensed indications.

AKP Agreement

In addition to the $[    ] upfront payment, the AKP Agreement contains substantive potential milestone payments of up to $[    ] related to the achievement of four regulatory milestones for up to five drug candidates and of up to $[    ] for the achievement of four commercialization milestones if certain net sales amounts are achieved for any licensed drug candidates.

AstraZeneca Agreement

In addition to the $[    ] upfront payment, the AstraZeneca Agreement contains substantive potential milestone payments of up to $[    ] for three remaining regulatory milestones for Selumetinib and up to $[    ] for the achievement of three commercialization milestones if certain net sales amounts are achieved in the United States, the  European Union and Japan  for Selumetinib.

The Company confirms that it will provide a similar level of disclosure in the notes to the financial statements in future filings for other agreements that have the potential for material milestone payments.

Acknowledgements

With respect to the above-captioned Annual Report on Form 10-K and Quarterly Report on Form 10-Q, the Company hereby acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please do not hesitate to call the undersigned at (303) 381-6600 if you have further comments or if you require any additional information.

Sincerely,

/s/ John R. Moore
John R. Moore
General Counsel

cc:	Carin M. Cutler, Esq., Gross Cutler Seiler Dupont LLC
Dave Horin, Chief Financial Officer